FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2008

Commission File Number: 001-32689

SUNTECH POWER HOLDINGS CO., LTD.
(Translation of registrant’s name into English)
17-6 Changjiang South Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-            N/A

SUNTECH POWER HOLDINGS CO., LTD.
Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNTECH POWER HOLDINGS CO., LTD.
By:	/s/ Zhengrong Shi
Name:	Zhengrong Shi
Title:	Chairman and Chief Executive Officer

Date: November 20, 2008

Exhibit 99.1
Suntech Reports Third Quarter 2008 Financial Results
San Francisco and Wuxi, China, November 20, 2008 — Suntech Power Holdings Co., Ltd. (NYSE: STP), the world’s largest photovoltaic (PV) module manufacturer, today announced financial results for the third quarter ended September 30, 2008.
Third Quarter Highlights1
•	Third quarter 2008 total net revenues grew 53.7% year-over-year to $594.4 million.
•	On a consolidated basis, GAAP gross margin increased to 21.6% for the third quarter 2008 compared to 20.7% for the third quarter 2007. Non-GAAP[2] gross margin reached 21.8% for the third quarter 2008, compared to 21.4% for the third quarter 2007.
•	GAAP net income for the third quarter was $55.9 million or $0.33 per diluted American Depository Share (ADS). On a non-GAAP basis, Suntech’s net income for the third quarter was $60.3 million or $0.35 per diluted ADS. Each ADS represents one ordinary share.
•	Suntech’s PV cell production capacity was 750MW at the end of the third quarter 2008.
•	Due to the depreciation of the Euro versus the U.S. dollar combined with the impact of tighter credit markets, Suntech has revised its full year 2008 revenue guidance from a range of $2.05 billion to $2.15 billion to a new expected range of $1.85 billion to $1.87 billion. Suntech has revised its full year 2008 PV product shipment target from 550MW to approximately 490MW.
“Our third quarter performance was driven by healthy demand for our solar products, resulting in strong top-line growth that exceeded the high end of our guidance,” said Dr. Zhengrong Shi, Suntech’s Chairman and CEO. “However, the rapid weakening of the Euro relative to the USD over the past two months combined with the unstable credit markets has created a challenging environment in the fourth quarter of 2008. This has resulted in a faster than expected sequential decline in sales prices and the deferment of some customer orders, which will significantly impact our profitability in the fourth quarter of 2008.”

“Due to these near-term challenges, we have been implementing a range of measures to prudently manage this temporary downturn. These include the minimization of cash outlays, renegotiation of high priced, short-term silicon contracts, optimization of our supply chain and production, and the enhancement of currency risk management. We believe that these steps will enable us to weather the short term market disturbances and we expect our profitability will steadily improve in 2009 as multiple long term, low cost silicon contracts initiate delivery.”
“In addition, we believe that the industry recalibration will benefit Suntech as we expect a flight to quality solar companies that are positioned to be long-term leaders in the solar industry,” continued Dr. Shi. “Suntech’s exceptional project history, dedication to innovation and focus on producing premium quality solar products differentiate Suntech’s products and brand. Moreover, our localized customer service, broad product range and manufacturing scale provide a stable base to serve our customers’ long-term needs. We are confident that our customers recognize the value in partnering with Suntech, and we expect to improve our market position in 2009.”
“Suntech’s goal is to drive down the cost of solar to grid parity, and these macroeconomic changes should accelerate the reduction in silicon costs and sales prices and stimulate demand. In addition, the outlook for 2009 demand is encouraging. Although customers have deferred some orders in the fourth quarter, many are committing to increased volumes for 2009 indicative of customers’ confidence that the financing environment will improve. We have already received orders for over 600MW of PV products for 2009 from our European customers and are pursuing a growing pipeline of additional orders.”
Recent Business Highlights
Acquisitions and Joint Venture Agreements
•	Suntech acquired EI Solutions, a leading California-based commercial solar system integration company, to provide complete solar solutions to commercial, utility and government customers in the U.S.. Renamed Suntech Energy Solutions, it has designed and implemented solar projects for many leading US companies, including Google, Disney, Sony Pictures, The North Face, and Puget Sound Energy.
•	Suntech established a joint venture with MMA Renewable Resources to create Gemini Solar Development Company (Gemini Solar), to develop and finance photovoltaic projects 10MW and larger. Gemini Solar will provide an end-to-end solution to address the growing demand for large-scale solar projects.
Suntech Energy Solutions Projects
•	Suntech Energy Solutions recently substantially completed numerous installations including:

•	A distribution center for The North Face in Visalia, CA which included a 1MW installation of Suntech modules on tracking systems in a 5 acre retention pond abutting the facility.

•	A 250kW rooftop installation for a carport at Caltech in Pasadena CA.

•	A 250kW ground mounted tracking system for the luxury eco-resort Post Ranch Inn, in Big Sur, CA.

•	A 100kW carport installation for The Venetian Hotel in Las Vegas, NV.
Capital and Credit Facilities
•	Suntech had cash and cash equivalents of $394.6 million, restricted cash of $124.1 million and short term investments of $145.6 million as of September 30, 2008. In addition, Suntech had value-added tax recoverable of $201.8 million at the end of September 30, 2008 of which approximately $126 million has been approved for refund by the P.R.C. government.
•	Suntech had approximately $1.7 billion of approved credit lines to be used for fixed asset purchase, working capital or trade financing as of September 30, 2008. Of these credit facilities approximately $1.1 billion had been drawn down as of September 30, 2008. During the fourth quarter, Suntech has secured a further $600 million of credit facilities, which can be utilized for fixed asset purchase, working capital or trade financing. Suntech expects that its capital will be sufficient to cover its capital expenditures in 2008 and 2009, while maintaining adequate working capital to support its operations.
Technology
•	Suntech is on track to expand Pluto PV cell production capacity from 10MW to 30MW by the end of 2008. During the temporary period of downturn, Suntech intends to accelerate retrofitting of existing lines to Pluto technology and achieve 100MW of Pluto PV cell capacity by the end of the first quarter 2009.
Collaboration on Climate Change
•	Suntech joined The Climate Group, a global independent organization dedicated to accelerating action on climate change. Suntech is the first and only energy company to join The Climate Group. The Climate Group is an independent, nonprofit organization that works with government and business leaders to accelerate the transition to a low-carbon economy.

Third Quarter 2008 Results

			Non-GAAP Gross	Non-GAAP Gross
	Net Revenues		Profit	Margin
	(in $ millions)	% of Net Revenues	(in $ millions)	(%)
Standard PV Modules	$523.1	88.0%	$122.2	23.4%
Others	$71.3	12.0%	$7.5	10.5%

Total Net Revenues	$594.4	100%	$129.7	21.8%

Total net revenues for the third quarter of 2008 were $594.4 million, representing an increase of 53.7% from the corresponding period in 2007.
Non-GAAP gross profit for the third quarter of 2008 was $129.7 million, an increase of 56.6% year-over-year. Non-GAAP gross margin for the Company’s standard PV module business was 23.4% and non-GAAP consolidated gross margin was 21.8%. Gross margin decreased from the second quarter of 2008 primarily due to a decrease in the average selling price resulting from the depreciation of the Euro versus the U.S. dollar and a slight increase in silicon wafer costs.
Non-GAAP operating expenses in the third quarter of 2008 totaled $37.1 million or 6.2% of total net revenues. The sequential increase in operating expenses was primarily due to increased spending on research and development of the Pluto technology.
Non-GAAP income from operations for the third quarter of 2008 was $92.6 million, an increase of 43.1% year-over-year. Non-GAAP operating margin was 15.6%.
Net interest expense was $7.9 million in the third quarter of 2008 compared to net interest expense of $5.2 million in the second quarter of 2008. The sequential increase in net interest expenses was primarily due to increased bank borrowing balances.
Foreign currency exchange loss was $16.6 million in the third quarter of 2008 compared to a foreign currency exchange gain of $2.5 million in the second quarter of 2008. The foreign currency exchange loss in the third quarter of 2008 was primarily due to the revaluation of some assets, which were impacted by the depreciation of the Euro against the U.S. dollar, and the revaluation of some liabilities, which were impacted by the appreciation of the CNY against the U.S. dollar.

Net other expenses decreased from $6.3 million in the second quarter of 2008 to $3.2 million in the third quarter of 2008. The decrease was mainly due to the reduced mark-to-market valuation losses associated with foreign currency derivative instruments.
Non-GAAP net income for the third quarter of 2008 was $60.3 million, or $0.35 per non-GAAP diluted ADS, compared to non-GAAP net income of $61.2 million, or $0.36 per non-GAAP diluted ADS in the third quarter of 2007.
On a GAAP basis, for the third quarter of 2008 gross profit was $128.3 million, an increase of 60.4% year-over-year. Gross margin for the standard PV module business was 23.1% and consolidated gross margin was 21.6% for the third quarter of 2008.
On a GAAP basis, operating expenses for the third quarter of 2008 were $41.3 million or 6.9% of total net revenues. Income from operations was $87.1 million for the third quarter of 2008, an increase of 52.0% year-over-year. Operating margin was 14.6%. Net income increased 5.0% year-over-year to $55.9 million, or $0.33 per diluted ADS.
In the third quarter of 2008, capital expenditures, which were primarily related to production capacity expansion and the construction of Suntech’s new production facilities, totaled $102.4 million and depreciation and amortization expenses totaled $10.2 million.
As of September 30, 2008, Suntech had cash and cash equivalents of $394.6 million, compared to $605.2 million as of June 30, 2008. The decrease in cash and cash equivalents was mainly due to capital expenditures related to capacity expansions and prepayments to suppliers. This was partially offset by an increase of bank borrowings.
Value-added tax recoverable totaled $201.8 million as of September 30, 2008, compared to $143.0 million as of June 30, 2008. The increase was mainly due to the long clearance process required by local regulation. Approximately $126 million value-added tax recoverable has been approved for refund by the P.R.C. government of which approximately $15 million is expected to be refunded in the fourth quarter of 2008.
Inventory totaled $247.9 million as of September 30, 2008 compared to $182.6 million as of June 30, 2008. The increase in inventory was partially due to the late receipt of raw materials from some silicon suppliers due to storm weather in the U.S. at the end of the third quarter.
Accounts receivable increased from $218.9 million as of June 30, 2008 to $232.8 million as of September 30, 2008. Days sales outstanding were 36 days in the third quarter of 2008 compared to 41 days in the second quarter of 2008.
Business Outlook
During the quarter ended September 30, 2008 the average value of the U.S. dollar was $1.50 to the Euro. Assuming an exchange rate of $1.28 U.S. dollars to the Euro in the fourth quarter of 2008, the Euro will have depreciated approximately 15% against the U.S. dollar sequentially resulting in an approximate $45 million impact on fourth quarter 2008 gross profit and approximately 12 percentage point impact on gross margin.
Based on current operating conditions and assuming an exchange rate of $1.28 U.S. dollars to the Euro for the fourth quarter, Suntech expects revenues for the fourth quarter of 2008 to be in the range of $345 million to $360 million. The sequential decline in revenues primarily reflects the depreciation of the Euro versus the U.S. dollar, the deferment of some customer orders due to delays in project financing and the seasonality impact due to winter in Northern Europe.
Assuming an exchange rate of $1.28 U.S. dollars to the Euro for the fourth quarter, GAAP consolidated gross margin for the fourth quarter 2008 is expected to be marginally positive or breakeven. The sequential decline in gross margin primarily reflects the decline in product sales prices due to the rapid depreciation of the Euro versus the U.S. dollar, the negative impact of high cost inventories from the third quarter of 2008, and the high cost of raw materials purchased in October 2008.
Due to the abnormal depreciation of the Euro versus the U.S. dollar and the tighter credit markets, Suntech has reduced full year 2008 revenue guidance from a range of $2.05 billion to $2.15 billion to a range of $1.85 billion to $1.87 billion. Suntech has revised its full year 2008 PV product shipment target from 550MW to approximately 490MW. Suntech remains on target to reach 1GW of installed PV cell production capacity by year-end 2008.
Suntech expects full-year 2009 shipments of more than 800MW. Suntech intends to hold PV cell production capacity at 1GW in 2009 until credit market visibility has improved. Suntech expects to reduce capital expenditures to approximately $80 million in 2009 from approximately $300 million in 2008. The majority of 2009 capital expenditures will be utilized to retrofit existing production capacity to the high efficiency, Pluto technology.
New Senior Management Hires and Promotions
Mr. Steven Chan, Suntech’s Chief Strategy Officer, has assumed the additional role of President, Global Sales/Marketing. Mr. Chan, who is also responsible for the Company’s business development and investor relations functions, joined Suntech in 2006. Originally based in the Company’s Wuxi, China headquarters, Mr. Chan moved to San Francisco last year to open its U.S. headquarters and to focus on expanding its global sales and marketing initiatives.

Mr. Roger Ye, Suntech’s Sales Director, has been promoted to Vice President of Global Sales. Mr. Ye joined Suntech in 2006 and has since led Suntech’s global sales efforts. Prior to joining Suntech, Mr. Ye spent eight years with Siemens Limited China where he progressed through a number of sales management roles, ultimately being promoted to Sales Director. He earned a Masters degree from Shanghai Jiaotong University majoring in Photovoltaics.
Mr. Mauro Sgherri joined Suntech to assume the role of Managing Director, Italy, based in Milan, with responsibility for all sales and business development activities in Italy. Prior to joining Suntech, Mr. Sgherri was a consultant to the Board of Directors of Sharp Italy for the establishment of their solar division, and in establishing relationships with leading systems integrators and customers. He brings more than 30 years of business experience in sales management, product management and marketing strategy. Mr. Sgherri holds a degree in Business Management.
Mr. Thilo Kinkel has joined Suntech to assume the role of Director of Sales, Central Europe. Mr. Kinkel will be based in Frankfurt, Germany. Prior to joining Suntech, Mr. Kinkel was Sales Coordinator and Key Account Manager for Schott Solar GmbH, a photovoltaic manufacturer in Germany. He brings over 9 years of experience in the sales and development of markets for photovoltaics and glass. Mr. Kinkel attended the University of Applied Science in Giessen-Friedberg where he studied Industrial Engineering.
Mr. Bert van Kampen has joined Suntech in the role of Financial Controller, Suntech Europe, based in Suntech’s recently opened office in Switzerland. Mr. Van Kampen was most recently Financial Director of Makhteshim-Agan Industries in Switzerland, where he had responsibility for accounting, reporting, budgeting, cash management, treasury and tax, as well as human resources, legal and IT. He brings more than 20 years of experience in financial management to Suntech, as well as implementation of internal control procedures. Mr. van Kampen attended the Economic College (HEAO-BE).
Corporate Governance
In November 2007, the Company revised its Corporate Governance Guidelines to reduce the minimum size of the Audit Committee from three members to two members. Currently, Mr. Julian Worley and Mr. Jason Maynard, both independent directors, serve on the Audit Committee.
Third Quarter 2008 Conference Call Information
Suntech management will host a conference call today, Thursday, November 20, 2008 at 8:00 a.m. Eastern Standard Time (which corresponds to 9:00 p.m. Beijing/Hong Kong time and 1:00 p.m. Greenwich Mean Time on November 20, 2008) to discuss the Company’s results.

To access the conference call, please dial +1-617-213-8835 (for U.S. callers) or +852-3002-1672 (for international callers) and ask to be connected to the Suntech earnings conference call. A live and archived webcast of the conference call will be available on Suntech’s website at http://www.suntech-power.com under Investor Center: Financial Events.
A telephonic replay of the conference call will be available until December 3, 2008 by dialing +1-617-801-6888 (passcode: 43949184).
About Suntech
Suntech Power Holdings Co., Ltd. (NYSE: STP) is a world-leading solar energy company as measured by both production output and capacity of solar cells and modules. Suntech is passionate about improving the environment we live in and dedicated to developing advanced solar solutions that enable sustainable development. Suntech designs, develops, manufactures, and markets a variety of high-quality, cost-effective and environmentally friendly solar products for electric power applications in the residential, commercial, industrial, and public utility sectors. Suntech offers one of the broadest ranges of BIPV products under the MSK Solar Design Line™. Suntech has sales offices worldwide and is a market share leader in key global solar markets. For more information, please visit www.suntech-power.com.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements, including the ability to achieve 1 GW PV cell production by year end 2008, the Euro/USD and CNY/USD exchange rate, the ability to successfully implement measures to manage the recent economic downturn, our ability to improve our market position in 2009, our ability to achieve grid parity, our ability to successfully close the 600MW of received orders for 2009, expected revenue and gross margin for Q4 2008, expected 2008 full year revenue and product shipment targets, and expected 2009 revenue. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Suntech’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Suntech does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement its consolidated financial results presented in accordance with GAAP, Suntech uses the following non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude items related to share-based compensation, restructuring expenses and amortization expenses incurred from the purchase price allocation effect related to the MSK Corporation and KSL-Kuttler Automation Systems GmbH acquisition. Suntech believes that non-GAAP information is useful for analysts and investors to evaluate Suntech’s future on-going performance because they enable a more meaningful comparison of Suntech’s projected cash earnings and performance with its historical results from prior periods. This information is not intended to represent funds available for Suntech’s discretionary use and is not intended to represent or to be used as a substitute for gross profit/margin, operating expenses, operating income or net income as measured under GAAP. Many analysts covering Suntech use the non-GAAP measures as well. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” set forth at the end of this release and which shall be read together with the accompanying financial statements prepared under GAAP.
(1)	Selected highlights of the Company’s third quarter 2008 results are set forth in the text of the release and should be read together with the detailed financial statements at the end of this release.
(2)	All non-GAAP measures exclude share-based compensation expenses, restructuring expenses and amortization expenses incurred from purchase price allocation related to the acquisitions of MSK Corporation and KSL-Kuttler Automation Systems GmbH. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of management’s use of non-GAAP information set forth in this press release.
Note: The quarterly consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements.
For further information, please contact:
In China:
Rory Macpherson
Investor Relations Director
Tel: +86-21-6288-5574
Email: rory@suntech-power.com
In the United States:
Sanjay M. Hurry
Vice President
The Piacente Group, Inc.
Tel: +1-212-481-2050
Email: suntech@tpg-ir.com
###

Note: The quarterly consolidated income statements are unaudited. The condensed consolidated balance sheets are derived from Suntech’s unaudited consolidated financial statements.
SUNTECH POWER HOLDINGS CO., LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In $’000)

	As of	As of
	June 30,	Sep 30,
	2008	2008
ASSETS
Current assets:
Cash and cash equivalents	605,180	394,550
Restricted cash	115,712	124,142
Inventories	182,574	247,885
Accounts receivable	218,867	232,775
Value-added tax recoverable	143,034	201,800
Advances to suppliers	49,004	77,268
Short-term investments	147,594	145,594
Other current assets	112,992	155,436

Total current assets	1,574,957	1,579,450

Property, plant and equipment, net	411,995	574,899
Intangible assets, net	157,633	160,828
Goodwill	75,355	78,821
Investments in affiliates	123,363	132,921
Long-term prepayments	186,721	250,761
Long-term loan to a supplier	83,479	83,821
Amount due from related parties	270,457	287,142
Other non-current assets	110,611	191,995

TOTAL ASSETS	2,994,571	3,340,638

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	556,071	704,120
Accounts payable	75,853	84,682
Other current liabilities	114,231	161,595

Total current liabilities	746,155	950,397

Long-term bank borrowings	9,609	6,893
Convertible notes	1,075,000	1,075,000
Accrued warranty costs	32,599	36,498
Other long-term liabilities	47,844	129,113

Total liabilities	1,911,207	2,197,901

Minority interest	6,351	8,090

Total shareholders’ equity	1,077,013	1,134,647

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,994,571	3,340,638

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENTS
(In $’000, except share, per share, and per ADS data)

	Three months ended	Three months ended	Three months ended
	Sep 30	June 30	Sep 30
	2007	2008	2008
Total net revenues	386,652	480,179	594,403
Total cost of revenues	306,625	364,382	466,065

Gross profit	80,026	115,797	128,338

Selling expenses	8,329	14,751	14,774
General and administrative expenses	10,317	20,318	21,808
Research and development expenses	4,094	3,310	4,682

Total operating expenses	22,739	38,379	41,264

Income from operations	57,287	77,418	87,074

Interest expenses	(6,509)	(13,866)	(16,661)
Interest income	8,071	8,653	8,805
Foreign exchange gain (loss)	(1,026)	2,493	(16,612)
Other income (expense)	1,813	(6,329)	(3,171)

Income before income taxes	56,011	68,369	59,435
Tax provision	(3,532)	(3,517)	(3,651)

Net income after taxes before minority interest and equity in earnings of affiliates	52,479	64,852	55,784
Minority interest	763	355	141
Equity in earnings of affiliates	16	—	—

Net income	53,258	65,207	55,925

Net income per share and per ADS:
— Basic	0.35	0.42	0.36
— Diluted	0.32	0.38	0.33

Shares and ADSs used in computation:
— Basic	152,187,168	153,935,960	155,835,915
— Diluted	169,784,511	185,244,933	185,490,716

Each ADS represents one ordinary share

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*)
(in $ millions, except margin data, per share and per ADS data, unaudited)

	Three months ended Sep 30, 2007
		Share-based	Effect of Purchase	Restructuring
	GAAP Results	Compensation	Price Allocation	Expenses	Non-GAAP Results
Gross profit	80.0	2.8	0.0	—	82.8
Gross margin	20.7%				21.4%

Income from operations	57.3	6.6	0.8	—	64.7
Income from operations margin	14.8%				16.7%

Net income	53.3	6.6	0.5	0.8	61.2
Net income margin	13.8%				15.8%

Net income per share and per ADS
— Basic	0.36				0.40
— Diluted	0.32				0.36

	Three months ended June 30, 2008
		Share-based	Effect of Purchase	Restructuring
	GAAP Results	Compensation	Price Allocation	Expenses	Non-GAAP Results
Gross profit	115.8	1.5	1.1	—	118.4
Gross margin	24.1%				24.7%

Income from operations	77.4	4.3	2.7	—	84.4
Income from operations margin	16.1%				17.6%

Net income	65.2	4.3	1.8	—	71.3
Net income margin	13.6%				14.9%

Net income per share and per ADS
— Basic	0.42				0.46
— Diluted	0.38				0.41

	Three months ended Sep 30, 2008
	Suntech Group GAAP	Share-based	Effect of Purchase	Restructuring	Suntech Group
	Results	Compensation	Price Allocation	Expenses	Non-GAAP Results
Gross profit	128.3	1.4	—	—	129.7
Gross margin	21.6%				21.8%

Income from operations	87.1	3.9	1.6	—	92.6
Income from operations margin	14.6%				15.6%

Net income attributable to holders of ordinary shares	55.9	3.9	0.5	—	60.3
Net income margin	9.4%				10.1%

Net income per share and per ADS
— Basic	0.36				0.39
— Diluted	0.33				0.35

(*)	The adjustment is for share-based compensation, restructuring expenses and the amortization expenses incurred from purchase price allocation related to the acquisitions of MSK Corporation and KSL-Kuttler Automation Systems GmbH.